UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  --)*

ADAMS GOLF, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
006228-10-0
(CUSIP Number)
Adams Golf, Inc.
2801 E. Plano Parkway, Plano, Texas 75074
(972) 673-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	006228-10-0

1.	NAMES OF REPORTING PERSONS. Oliver G. (Chip) Brewer III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		3,081,011

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNER BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,081,011

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,081,011

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
          This statement relates to the common stock of Adams Golf, Inc. The address of the principal executive offices of the issuer is 2801 E. Plano Pkwy, Plano, Texas 75074.
Item 2. Identity and Background.
          This statement is filed by and on behalf of Oliver G. (Chip) Brewer III. The business address of the reporting person is 2801 E. Plano Pkwy, Plano, Texas 75074. The present principal occupation of the reporting person is serving as the President and Chief Executive Officer of the issuer. During the last five years, the reporting person has not been convicted in a criminal proceeding, and was not a party to a civil proceeding, required to be disclosed herein. The citizenship of the reporting person is stated in Item 6 on the cover page(s) hereto.
Item 3. Source and Amount of Funds or Other Consideration.
           The reporting person purchased or otherwise acquired the securities covered by this statement pursuant to stock options and open market transactions using personal funds of the reporting person, including 660,116 shares pursuant to stock options at an exercise price of $0.01 per share and 10,000 shares pursuant to open market transactions.
Item 4. Purpose of the Transaction.
          The acquisition of securities of the issuer by the reporting person is for investment purposes.
          The reporting person has served as the President and Chief Executive Officer of the issuer since January 2002. The reporting person was the President and Chief Operating Officer of the issuer from August 2000 to January 2002 and the Senior Vice President of Sales and Marketing of the issuer from September 1998 to August 2000. As the President and Chief Executive Officer of the issuer, the reporting person may be deemed to possess the direct or indirect power to direct or cause the direction of the management and policies of the issuer.
          The reporting person plans and proposes to review the reporting person’s investment in the issuer on a continuing basis. Depending upon the factors discussed below and any other factors that are or become relevant, the reporting person plans and proposes to: acquire additional shares of common stock of the issuer in open market or privately negotiated transactions; sell all or part of the shares in open market or privately negotiated transactions; recommend one or more transactions involving the sale of all or a part of the equity interests in the issuer; make a proposal for the acquisition of all or a part of the equity interests in the issuer; or engage in any combination of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the common stock, the financial condition, results of operations and prospects of the issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the reporting person with respect to the issuer, the foregoing is subject to change at any time, and there can be no assurance that any of the actions set forth above will be taken.
Item 5. Interest in Securities of the Issuer.
          (a) The reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
          The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person is stated in Items 11 and 13 on the cover page(s) hereto and includes 2,410,895 shares which the reporting person has a right to acquire pursuant to stock options at an exercise price of $0.01 per share.
          (b) Number of shares as to which each reporting person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.
(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.
(c)	Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting person.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          On December 31, 2007, the issuer entered into a new executive employment agreement with the reporting person. The new agreement replaces the existing executive employment agreement dated February 19, 2005 between the issuer and the reporting person. The new agreement provides for grants, for each calendar year of the new agreement, to the reporting person of 200,000 shares of the issuer’s restricted shares of common stock, 100,000 shares on the last trading day of June and 100,000 shares on the last trading day of December.
          The foregoing description of the new agreement is qualified in its entirety by reference to the description of the new agreement under Item 1.01 of the Form 8-K dated December 31, 2007 and filed January 3, 2008 by the issuer with the Commission, which description is incorporated herein by reference.
          The reporting person has the right to acquire 2,410,895 shares pursuant to stock options at an exercise price of $0.01 per share. The foregoing description of the stock options is qualified in its entirety by reference to the descriptions of the stock options in the proxy statement filed April 18, 2007 by the issuer with the Commission, which descriptions are incorporated herein by reference.
          Except as otherwise described herein, the reporting person has no legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the issuer.
Item 7. Material to be Filed as Exhibits.
          The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
10.1	Description of Employment Agreement (incorporated herein by reference from the description of the employment agreement under Item 1.01 of the Form 8-K dated December 31, 2007 and filed January 3, 2008 by the issuer with the Commission)

10.2	Description of Stock Options (incorporated herein by reference from the descriptions of the stock options in the proxy statement filed April 18, 2007 by the issuer with the Commission)

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	Oliver G. (Chip) Brewer III
	By:	/s/ Oliver G. (Chip) Brewer III
		Name:	Oliver G. (Chip) Brewer III

EXHIBIT INDEX

Exhibit	Description of Exhibit
10.1	Description of Employment Agreement (incorporated herein by reference from the description of the employment agreement under Item 1.01 of the Form 8-K dated December 31, 2007 and filed January 3, 2008 by the issuer with the Commission)

10.2	Description of Stock Options (incorporated herein by reference from the descriptions of the stock options in the proxy statement filed April 18, 2007 by the issuer with the Commission)